
July 26, 2010

By U.S. Mail and facsimile to (604) 539 -7234

Mr. Solomon Nordine, Chief Financial Officer
Border Management, Inc.
968 – 240th Street
Langley, British Columbia, Canada V2Z 2Y3

> **Re: Border Management, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-K/A Amendment No. 1 filed on July 19, 2010**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 000-53751**
> **Your response letter submitted on July 19, 2010**

Dear Mr. Nordine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A Amendment No. 1

Report of Independent Registered Public Accounting Firm

1. We note your response to comment one. The amendment must contain the complete text of the item being amended. Because the auditors' report and the financial statements are filed under one item in the Form 10-K, a change in the auditors' report requires the resubmission of the entire item, including the financial statements. Please amend your Form 10-K/A accordingly.

<u>Certifications</u>

2. Since you are required to resubmit your audited financial statements as indicated above, please include Section 906 certifications in your next amendment in addition to new Section 302 certifications.

    You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Cicely LaMothe
                                        Branch Chief